Exhibit 99.1

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

7 February 2023 – 2.15 p.m. CET

UPDATE ON EMERGENCY ARBITRATION

ANTWERP, Belgium, February 7, 2023 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) hereby informs its shareholders with reference to Euronav’s press releases dated 17 and 30 January 2023 that today it has received an arbitration decision in the context of its application request for urgent interim and conservatory measures in relation to Frontline’s (NYSE: FRO & OSE: FRO) unilateral action in pursuing the termination of the combination agreement of July 10, 2022.

The emergency arbitrator has dismissed Euronav’s request for provisional and interim measures on the basis of the specific and procedural rules applicable to the emergency proceedings and in particular:

-	a lack of urgency for Euronav in obtaining the requested interim and provisional measures.

Euronav continues to believe that Frontline’s unilateral action in pursuing the termination of the combination agreement has no basis under the terms of the combination agreement and that Frontline failed to provide a satisfactory justification for its decision to pursue termination.

Only the arbitration procedure on the merits that was initiated by Euronav on 28 January 2023 will decide on the merits of the validity of such termination.

Euronav is in the process of analysing the Company’s options and will continue to take appropriate legal action to protect and preserve the rights and interests of Euronav and its stakeholders.

Euronav continues to communicate and maintain a constructive dialogue with its shareholders. In particular, in view of Euronav’s upcoming general shareholders’ meeting convened at the request of CMB NV that will be held on 23 March 2023, Euronav believes that governance tailored to all of Euronav’s shareholders and stakeholders, with directors with a constructive mindset, should remain Euronav’s goal, which requires retaining a proportional independence and a high degree of continuity of the Supervisory Board to ensure value protection for all shareholders and compliance with Belgian corporate governance standards.

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

7 February 2023 – 2.15 p.m. CET

For this purpose, on 4 February 2023, the Euronav Supervisory Board sent a letter to CMB NV and Famatown Finance Limited to request each of them to consider a Euronav Supervisory Board composition representing the current proportionate shareholding structure of Euronav, with two (2) newly appointed non-independent members nominated by CMB NV (being Messrs. Marc Saverys and Patrick De Brabandere) and two (2) newly appointed non-independent members to be nominated by Famatown Finance Limited. CMB NV has on 6 February 2023 responded that it is not inclined to agree and that all mandates should be up for discussion to allow for a comprehensive deliberation. Famatown has not responded to the contents of the proposal.

Euronav will continue to update the market in accordance with applicable regulations.

Contact:

Contact: Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement final year results 2022: 31 March 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

7 February 2023 – 2.15 p.m. CET

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.